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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012
(Dollars in thousands)

	September 30, 2013	September 30, 2012
	(Unaudited)
Earnings:
Net (loss) income	$(599,292)	$339,666
Add:
(Benefit) provision for income taxes	(339,557)	(65,990)
Fixed charges	1,109,588	1,181,226
Less:
Capitalized interest	(17,336)	(11,562)

Earnings, as adjusted (A)	$153,403	$1,443,340

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$271	$300
Ratio of (loss) income before (benefit) provision for income taxes to net (loss) income	157%	81%

Preferred dividend factor on pretax basis	425	243

Fixed Charges:
Interest expense	1,088,655	1,165,844
Capitalized interest	17,336	11,562
Interest factors of rents	3,597	3,820

Fixed charges, as adjusted (B)	1,109,588	1,181,226

Fixed charges and preferred stock dividends (C)	$1,110,013	$1,181,469

Ratio of earnings to fixed charges ((A) divided by (B))	— (a)	1.22x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	— (a)	1.22x

(a)
In the nine months ended September 30, 2013, earnings were insufficient to cover fixed charges by $956.2 million and fixed charges and preferred stock dividends by $956.6 million, due to non-cash impairment charges and fair value adjustments aggregating $1.3 billion.

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012 (Dollars in thousands)